SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and supplemental schedule for the year ended December 31, 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

Date: June 27, 2013	/s/ Marco Casarin Junco
Marco Casarin Junco
General Manager

/s/ Marta Barreto
Marta Barreto
Human Resources Manager

MICROSOFT CARIBBEAN, Inc.

1165(e) RETIREMENT PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND

2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012,

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2012,

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of

Microsoft Caribbean, Inc. 1165(e) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions for the year ended December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto RicoDeloitte & Touche LLP

San Juan, Puerto Rico

June 27, 2013

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

INVESTMENTS — At fair value	$3,463,244	$2,782,250

CONTRIBUTIONS RECEIVABLE:
Employer	3,485	3,321
Participants	8,590	8,571

Total contributions receivable	12,075	11,892

INTEREST AND OTHER RECEIVABLES	206	214

NET ASSETS AVAILABLE FOR BENEFITS	$3,475,525	$2,794,356

See notes to financial statements.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Participant contributions	$357,979
Employer contributions	137,562
Rollover contributions	18,635

Total contributions	514,176

Investment income:
Interest and dividends	62,910
Net appreciation in fair value of investments	240,998

Net investment income	303,908

Total additions	818,084

DEDUCTIONS — Benefits paid to participants	136,915

INCREASE IN NET ASSETS	681,169

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,794,356

End of year	$3,475,525

See notes to financial statements.

MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Caribbean, Inc. 1165(e) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Caribbean, Inc. (the “Sponsor”). The Plan was established effective January 1, 1999. An employee may become a participant in the Plan immediately upon becoming a regular employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee is Banco Popular de Puerto Rico — Trust Division.

Contributions — Each year, participants may contribute up to the maximum deferral amount specified by local law. The Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant’s Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the allocation of (a) the participant contributions and the Sponsor’s matching contributions and (b) Plan earnings. Participant accounts are also charged with (a) withdrawals and (b) an allocation of plan losses. Allocations are based on the participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several registered investment companies as well as Microsoft Corporation common stock as investment options for participants.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to reduce future employer contributions. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $9,114 and $4,068, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and shares of registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — The Plan’s administrative expenses are paid by the Sponsor as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2012 and 2011.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by local law. There were no such payables as of December 31, 2012 and 2011.

Recently Adopted Accounting Standards — On January 1, 2012, we adopted guidance issued by the Financial Accounting Standards Board (“FASB”) on accounting and disclosure requirements related to fair value measurements. Among other requirements, the guidance limits the highest-and-best-use measure to nonfinancial assets and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. Adoption of this new guidance did not have a material impact on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

FASB, Accounting Standards Codification No. 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange, the active market on which the securities are traded, on the last business day of the Plan year. Microsoft Corporation’s common stock is categorized as Level 1.

Shares of registered investment companies, excluding money market funds, are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The registered investment companies held by the Plan are deemed to be actively traded.

Shares of the short-term money market fund are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value. Units of this fund can be redeemed on a daily basis at their net asset value and have no redemption restrictions. This fund seeks to invest primarily in short-term U.S. Treasury securities, including repurchase agreements collateralized by U.S. Treasury securities.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2012 Total
Microsoft Corporation common stock	$575,033	$—	$—	$575,033

Registered investment companies:
Money market		579,819		579,819
Domestic growth	1,853,846			1,853,846
Domestic value	165,853			165,853
Domestic balance	24,889			24,889
Domestic fixed income	80,517			80,517
International equity	178,816	—	—	178,816

Total registered investment companies	2,303,921	579,819	—	2,883,740

Time deposits	4,471	—	—	4,471

Total	$2,883,425	$579,819	$—	$3,463,244

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2011 Total
Microsoft Corporation common stock	$620,470	$—	—	$620,470

Registered investment companies:
Money market		634,206		634,206
Domestic growth	1,136,129			1,136,129
Domestic value	77,968			77,968
Domestic balance	27,420			27,420
Domestic fixed income	73,847			73,847
International equity	212,147	—	—	212,147

Total registered investment companies	1,527,511	634,206	—	2,161,717

Time deposits	63	—	—	63

Total	$2,148,044	$634,206	$—	$2,782,250

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended, December 31, 2012, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011
T. Rowe Price 2030 Retirement Fund	$721,165	$408,744
Federated Trust U.S. Treasury Obligations Fund	579,819	634,206
Microsoft Corporation common stock	575,033	620,470
T. Rowe Price 2020 Retirement Fund	423,839	265,204
T. Rowe Price Growth Stock Fund	358,649	191,965
Royce Pennsylvania Mutual Fund	197,268	150,912
Artio International Equity A Fund	178,816	212,147

During 2012, the net appreciation (depreciation) in the fair value of investments was as follows:

Microsoft Corporation Common Stock	$28,656
Invesco Basic Value A Fund	1,018
Artio International Equity A Fund	25,313
Eaton Vance Large Cap Value Fund	10,778
Federated Trust —U.S. Treasury Obligations Fund	107
Investco Van Kampen Value Fund	(2,660)
Goldman Sachs Tr. Core Fixed Income A Fund	1,516
T. Rowe Price Growth Stock Fund	38,684
Price T Rowe Retirement 2050 Fund	11,091
Price T Rowe Retirement 2040 Fund	6,930
Price T Rowe Retirement 2030 Fund	67,341
Price T Rowe Retirement 2020 Fund	36,443
Royce Pennsylvania Mutual Fund	18,390
Vanguard Bond Index Fund Inc.	(7,726)
Price T Rowe Retirement 2010 Fund	4,453
T. Rowe Price Retirement Income Adv. Fund	40
American Funds Washington Mutual A Fund	624

Net appreciation in fair value of investments	$240,998

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsor on behalf of the Plan. During the year ended December 31, 2012, these expenses were $12,302.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 21,529 and 23,901 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsor, with a cost basis of $612,772 and $678,414, respectively. During the year ended December 31, 2012, the Plan recorded dividend income of $19,401 from Microsoft Corporation. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan.

7.	PLAN TERMINATION

Although it has not expressed an intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

As discussed in Note 10, subsequent to December 31, 2012, the Plan was merged with and into the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan.

8.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan and the applicable Puerto Rico income tax laws, as described in the following paragraph, have been amended since the Plan received its determination letter. However, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On January 31, 2011, a new Puerto Rico Internal Revenue Code (the “2011 PRIRC”) was enacted. The 2011 PRIRC modified rules concerning contributions limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by the Puerto Rico taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted various participant contributions totaling $492 to the trustee later than required by Department of Labor (DOL) Regulation 2510.3-102. Participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

10.	SUBSEQUENT EVENTS

Subsequent to December 31, 2012, the Plan was amended to permit the participation of the employees of Microsoft Retail Store-Puerto Rico, LLC, an affiliate of the Sponsor. In addition, the Plan was merged with and into the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan, which was renamed as One Microsoft Puerto Rico Retirement Plan. As a result of this merger, the Plan’s net assets amounting to $3,629,601 were transferred to the One Microsoft Puerto Rico Retirement Plan in April 2013.

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MICROSOFT CARIBBEAN, INC. 1165(e) RETIREMENT PLAN

Employer ID No. 91-1590503

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant contributions transferred late to the Plan	$492	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm